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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                             METROMAIL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (BIDDERS)
                               ----------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                               ----------------
                                  591680 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------
                                 JOHN W. PEACE
                EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER
                   OF EXPERIAN INFORMATION SERVICES DIVISION
                       THE GREAT UNIVERSAL STORES P.L.C.
                        LECONFIELD HOUSE CURZON STREET
                            LONDON, ENGLAND W1Y7FL
                               (44) 171 495-0070
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                               ----------------
                                   COPY TO:
                             DONALD G. LUBIN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                               8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                           CALCULATION OF FILING FEE
                                (312) 876-8000
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                                MARCH 12, 1998

           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                $734,793,239                                      $146,959

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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*  Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $31.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $31.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.
[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
                                          Filing Party: Not applicable.
                                          Date Filed: Not applicable.
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PAGE 1 OF 9 PAGES                                       EXHIBIT INDEX ON PAGE 9

                            SCHEDULE 14D-1 AND 13D

                                                          Page 2 of 9 Pages
  CUSIP NO. 591680 103



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 1 NAME OF REPORTING PERSONS: THE GREAT UNIVERSAL STORES P.L.C.
  I.R.S. IDENTIFICATION NUMBER: N/A

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP;
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(D) OR 2(E):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  ENGLAND

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  40.4%*

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10 TYPE OF REPORTING PERSON;
  HC AND CO

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* On March 12, 1998, The Great Universal Stores P.L.C., a corporation organized under the laws of England ("Parent"), and Great Universal Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into (i) a Stock Purchase Agreement (the "Donnelley Stock Purchase Agreement"), with R.R. Donnelley & Sons Inc. ("Donnelley"), the beneficial owner of 8,600,000 Shares, or approximately 38.2% of the Shares outstanding on March 6, 1998, pursuant to which Donnelley agreed, upon the terms and conditions set forth therein, to sell such Shares to Purchaser, to vote such Shares in the manner specified in the Donnelley Stock Purchase Agreement with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances, and (ii) Stock Purchase Agreements (the "Executive Stock Purchase Agreements") with Barton L. Faber, Chairman of the Board of Metromail Corporation (the "Company"), Thomas J. Quarles, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of the Company, and Ronald G. Eidell, the Senior Vice President and Chief Financial Officer of the Company (the "Executives") who beneficially own an aggregate of 493,634 Shares, or approximately 2.2% of the Shares outstanding on March 6, 1998, pursuant to which the Executives agreed, upon the terms and conditions set forth therein, to tender or otherwise sell to Purchaser the Shares beneficially owned by them, to vote such Shares in the manner specified in the Executive Stock Purchase Agreements with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances. Parent also entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Company Stock Purchase Agreement"), with the Company. Upon the terms and conditions set forth in the Company Stock Purchase Agreement, the Company agreed to issue and sell to Parent, that number of Shares, if any (the "Company Shares"), equal to the number of Shares that when added to the sum of the number of Shares (a) the number of Shares accepted for purchase by Purchaser pursuant to the Offer, (b) the number of Shares, if any, purchased by Parent from Donnelley pursuant to the Donnelley Stock Purchase Agreement simultaneously with the acceptance of Shares for payment pursuant to the Offer, and (c) the number of Shares, if any, purchased by Parent from the Executives pursuant to the Executive Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer, constitutes 51% of the outstanding Shares on a fully-diluted basis giving effect to the issuance of the Company Shares, at a per share purchase price equal to the Offer Price. The Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement are described more fully in Section 11 of the Offer to Purchase dated March 16, 1998.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 3 of 9 Pages
  CUSIP NO. 591680 103



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON: GREAT UNIVERSAL ACQUISITION CORP.
   S.S. OR I.R.S. IDENTIFICATION NO.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  STATE OF DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  40.4%*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO

--------------------------------------------------------------------------------

--------
  *The footnote on page 2 is incorporated by reference herein.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 4 of 9 Pages
  CUSIP NO. 591680 103




  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of The Great Universal Stores P.L.C., a corporation organized under the laws of England ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $31.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement as described above. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Metromail Corporation and the address of its principal executive offices is 360 East 22nd Street, Lombard, Illinois 60148-4989.

  (b) The class of securities to which this Statement relates is the Common Stock, par value $.01 per share (including the associated preferred share purchase rights), of the Company. The information set forth in the "Introduction" and Section 1, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6, "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) The information set forth in the "Introduction" and Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e) and (f) During the last five years, none of the Purchaser or Parent or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for
(i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 5 of 9 Pages
  CUSIP NO. 591680 103




  (a)(2) Neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 10, "Source and Amount of Funds" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
COMPANY'S SECURITIES.

  The information set forth in the "Introduction," Section 10, "Source and Amount of Funds," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," Section 13, "Dividends and Distributions" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the "Introduction" and in Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 6 of 9 Pages
  CUSIP NO. 591680 103




ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b) and (c) The information set forth in Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1)Offer to Purchase, dated March 16, 1998.

  (a)(2)Letter of Transmittal with respect to the Shares.

  (a)(3) Letter, dated March 16, 1998, from Bear, Stearns & Co. Inc. to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

  (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

  (a)(5) Notice of Guaranteed Delivery with respect to the Shares.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Press Release jointly issued by Parent and the Company, dated March 13, 1998.

  (a)(8) Form of Summary Advertisement, dated March 13, 1998.

  (b)   None.

  (c)(1) Agreement and Plan of Merger, dated as of March 12, 1998, by and among Parent, the Purchaser and the Company.

  (c)(2) Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and R.R. Donnelley & Sons Company

  (c)(3) Form of Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and certain executives of the Company.

  (c)(4) Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and the Company.

  (c)(5) Confidentiality Agreement, dated as of February 6, 1998, by and between Experian Corporation and Lehman Brothers Inc., as financial advisor to, and on behalf of, the Company.

  (c)(6) Amendment, dated as of March 12, 1998, to Sales Agreement, dated as of June 19, 1996, by and between the Company and R.R. Donnelley & Sons Company.

  (c)(7) Amendment, dated as of March 12, 1998, to Data Center Services Agreement, dated as of June 19, 1996, by and between the Company and R.R. Donnelley & Sons Company.

  (c)(8) Letter Agreement, dated as of March 12, 1998, by and between the Company and R.R. Donnelley & Sons Company.

  (d)   None.

  (e)   Not applicable.

  (f)   None.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 7 of 9 Pages
  CUSIP NO. 591680 103



                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Great Universal Acquisition Corp.

                                                /s/ Thomas A. Gasparini
                                          By: _________________________________
                                          Name: Thomas A. Gasparini
                                          Title:Vice President and General
                                           Counsel
Date: March 16, 1998

                             SCHEDULE 14D-1 AND 13D

                                                          Page 8 of 9 Pages
  CUSIP NO. 591680 103



                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Great Universal Stores P.L.C.

                                                   /s/ John W. Peace
                                          By: _________________________________
                                          Name: John W. Peace
                                          Title:Director
Date: March 16, 1998

                             SCHEDULE 14D-1 AND 13D

                                                          Page 9 of 9 Pages
  CUSIP NO. 591680 103



                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------

 (a)(1)    Offer to Purchase, dated March 16, 1998.
 (a)(2)    Letter of Transmittal with respect to the Shares.
 (a)(3)    Letter, dated March 16, 1998, from Bear, Stearns & Co. Inc. to
           Brokers, Dealers, Banks, Trust Companies and Nominees.
 (a)(4)    Letter for use by Brokers, Dealers, Banks, Trust Companies and
           Nominees to their Clients.
 (a)(5)    Notice of Guaranteed Delivery with respect to the Shares.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(7)    Press Release jointly issued by Parent and the Company, dated
           March 13, 1998.
 (a)(8)    Form of summary advertisement, dated March 13, 1998.
 (c)(1) Agreement and Plan of Merger, dated as of March 12, 1998, by and among Parent, the Purchaser and the Company.
 (c)(2) Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and
           R.R. Donnelley & Sons Company.
 (c)(3) Form of Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and certain executives of the Company.
 (c)(4) Stock Purchase Agreement, dated as of March 12, 1998, by and between Parent and the Company.
 (c)(5) Confidentiality Agreement, dated as of February 6, 1998, by and between Experian Corporation and Lehman Brothers Inc., as financial advisor to, and on behalf of, the Company.
 (c)(6) Amendment, dated as of March 12, 1998, to Sales Agreement, dated as of June 19, 1996, by and between the Company and R.R.
           Donnelley & Sons Company.
 (c)(7)    Amendment, dated as of March 12, 1998, to Data Center Services
           Agreement, dated as of June 19, 1996, by and between the Com-pany and R.R. Donnelley & Sons Company.
 (c)(8) Letter Agreement, dated as of March 12, 1998, by and between the Company and R.R. Donnelley & Sons Company.